# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jewett-Cameron Trading Company Ltd, CIK 0000885307
CUSIP: 47733C207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 32275 NW Hillcrest, North Plains, Oregon (OR), 97133
Date of event which requires filing of this statement: 08/06/2026
Filed by CIK 0001609061
Persons authorized to receive notices and communications: Scott Kotarba, 1827 Broken Bend Drive, Westlake, Texas (TX), 76262, 415-608-3025

## Reporting persons
- Kotarba Partners Fund I, LP (CIK 0001609061): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 738,534; sole dispositive power 0; shared dispositive power 738,534; aggregate amount beneficially owned 738,534 (20.98% of the class)
- Kotarba Partners & Co, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 738,534; sole dispositive power 0; shared dispositive power 738,534; aggregate amount beneficially owned 738,534 (20.98% of the class)
- Scott Kotarba: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 738,534; sole dispositive power 0; shared dispositive power 738,534; aggregate amount beneficially owned 738,534 (20.98% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Jewett-Cameron Trading Company Ltd
Address of issuer's principal executive offices: 32275 NW Hillcrest, North Plains, Oregon (OR), 97133

## Item 2. Identity and Background
Name of person filing: Scott Kotarba
Residence or business address: 1827 Broken Bend Drive, Westlake, TX 76262
Present principal occupation or employment:
This statement is filed by: (i) Kotarba Partners Fund I, LP, a Delaware limited partnership (the "Fund"); (ii) Kotarba Partners & Co, LLC, a Texas limited liability company and the general partner of the Fund (the "General Partner"); and (iii) Scott Kotarba, a citizen of the United States. The foregoing are collectively referred to as the "Reporting Persons."

The principal business of the Fund is investing in securities. The principal business of the General Partner is serving as the general partner of the Fund. Mr. Kotarba's present principal occupation is serving as managing member of the General Partner. The principal business address of each Reporting Person is 1827 Broken Bend Drive, Westlake, TX 76262.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Texas, United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds is working capital, and the amount is $651,222.20 for the first 352,012 shares. The amount for the remaining 386,522 shares is not presently determinable because the price is set by reference to a formula based on the average market price of the shares over the period prior to option exercise, with a minimum amount of $715,065.70 and maximum of $1,546,088.00, in the aggregate.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the rights described in Item 3 for investment purposes. Scott Kotarba was appointed to the Issuer's board of directors (the "Board") effective August 10, 2026.

As a member of the Board, Mr. Kotarba participates in the management and policies of the Issuer and, in that capacity, may take positions or actions with respect to matters presented to the Board. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with the Issuer's management, the Board, other shareholders and other persons regarding the Issuer's business, operations, capital structure, strategy, governance and Board composition. Depending on various factors, including the Issuer's financial position and strategic direction, market conditions, and other investment opportunities, the Reporting Persons may take such actions as they deem appropriate, including exercising the Option in whole or in part, acquiring additional Shares, disposing of Shares, or changing their intention with respect to any of the matters referred to in subparagraphs (a) through (j) of Item 4.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Shares beneficially owned by each Reporting Person is as follows:

Kotarba Partners Fund I, LP. 738,534 Shares, representing approximately 20.98% of the outstanding Shares.

Kotarba Partners & Co, LLC. 738,534 Shares, representing approximately 20.98% of the outstanding Shares. Kotarba Partners & Co, LLC is the general partner of Kotarba Partners Fund I, LP and, in that capacity, may be deemed to beneficially own the Shares beneficially owned by Kotarba Partners Fund I, LP.

Scott Kotarba. 738,534 Shares, representing approximately 20.98% of the outstanding Shares. Mr. Kotarba is the managing member of Kotarba Partners & Co, LLC and, in that capacity, may be deemed to beneficially own the Shares beneficially owned by Kotarba Partners Fund I, LP.

The percentages reported above are based on 3,520,113 Shares outstanding as of July 14, 2026, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Commission.

The Shares reported above consist of Shares that Kotarba Partners Fund I, LP has the right to acquire from The Oregon Community Foundation (the "Seller") pursuant to the Purchase and Sale Agreement, dated as of August 6, 2026, between the Seller and Kotarba Partners Fund I, LP (the "Purchase Agreement"), consisting of: (i) 176,006 Shares that Kotarba Partners Fund I, LP is obligated to purchase at a price of $1.85 per Share at the Initial Closing (as defined in the Purchase Agreement), which must occur on or before September 30, 2026 unless extended by mutual written consent; (ii) 176,006 Shares that Kotarba Partners Fund I, LP has the right, but not the obligation, to purchase at a price of $1.85 per Share; and (iii) up to 386,522 Shares that Kotarba Partners Fund I, LP has the right, but not the obligation, to purchase at a price per Share equal to 85% of the volume weighted average price of the Shares as reported on Nasdaq for the thirty consecutive trading days ending on the last business day immediately prior to the applicable closing date, subject to a minimum price of $1.85 per Share and a maximum price of $4.00 per Share. Kotarba Partners Fund I, LP may exercise the rights described in clauses (ii) and (iii) from time to time by written notice to the Seller at any time on or before March 31, 2028, with the applicable closing to occur no later than ten business days following the date of such notice (the "Option"). Because each such right is exercisable within 60 days, the Reporting Persons are deemed to beneficially own the underlying Shares under Rule 13d-3(d)(1)(i) under the Act. Prior to the applicable closing, no Reporting Person has any power to vote or to dispose of such Shares, and the Seller retains record and beneficial ownership of, and voting and dispositive power over, all Shares not yet purchased.

The Shares reported by Kotarba Partners & Co, LLC and Mr. Kotarba are the same Shares reported by Kotarba Partners Fund I, LP and are not additive. The Reporting Persons collectively beneficially own 738,534 Shares, representing approximately 20.98% of the outstanding Shares.

Each of Kotarba Partners & Co, LLC and Mr. Kotarba disclaims beneficial ownership of the Shares reported herein except to the extent of its or his pecuniary interest therein, and this statement will not be deemed an admission that either is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
The number of Shares as to which each Reporting Person has sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition, is as follows:

Reporting Person Sole Voting Shared Voting Sole Dispositive Shared Dispositive
Kotarba Partners Fund I, LP 738,534 0 738,534 0
Kotarba Partners & Co, LLC 738,534 0 738,534 0
Scott Kotarba 738,534 0 738,534 0

The powers reported above are reported on the assumption that each right to acquire Shares described in Item 5(a) has been exercised in full and the underlying Shares acquired. As described in Item 5(a), no Reporting Person has any present power to vote or to direct the vote of, or to dispose or to direct the disposition of, any Share prior to the closing of the applicable purchase under the Purchase Agreement. Kotarba Partners Fund I, LP will hold the Shares directly upon acquisition. Voting and dispositive power over such Shares will be exercised by Kotarba Partners & Co, LLC as general partner of Kotarba Partners Fund I, LP, and by Mr. Kotarba as managing member of Kotarba Partners & Co, LLC. The powers reported by each Reporting Person relate to the same 738,534 Shares.
Transactions in the class effected during the past sixty days:
On August 6, 2026, Kotarba Partners Fund I, LP entered into the Purchase Agreement, pursuant to which it acquired the rights to purchase Shares described in Item 3 and Item 5(a). As a result of entering into the Purchase Agreement, the Reporting Persons are deemed to have acquired beneficial ownership of 738,534 Shares on such date. No consideration was paid upon execution of the Purchase Agreement, and no closing under the Purchase Agreement had occurred as of the date of this statement.

Except as set forth in this Item 5(c), no Reporting Person, and to the knowledge of the Reporting Persons no person named in Instruction C to Schedule 13D, has effected any transaction in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported herein, except that the partners of Kotarba Partners Fund I, LP may receive distributions attributable to such Shares in accordance with the terms of its limited partnership agreement. No such person has an interest in more than five percent of the class.

Prior to the closing of each purchase under the Purchase Agreement, the Seller retains the right to receive dividends on, and the proceeds from any sale of, the Shares that have not yet been purchased, subject to the restrictions set forth in Section 5.2 of the Purchase Agreement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Scott Kotarba was appointed to the Board effective August 10, 2026, as documented in the Board's resolutions as of such date. No Reporting Person has any contractual right to designate any member of the Board. Other than as described in this Item 6 and in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 -- Joint Filing Agreement, dated as of August 10, 2026, by and among Kotarba Partners Fund I, LP, Kotarba Partners, LLC and Scott Kotarba.

Exhibit 99.2 -- Purchase and Sale Agreement, dated as of August 6, 2026, by and between The Oregon Community Foundation and Kotarba Partners Fund I, LP.

## Signatures
- Kotarba Partners Fund I, LP: Scott Kotarba, By: Scott Kotarba, Managing Member of Kotarba Partners & Co, LLC, General Partner of Kotarba Partners Fund I, LP (08/17/2026)
- Kotarba Partners & Co, LLC: Scott Kotarba, Scott Kotarba, Managing Member (08/17/2026)
- Scott Kotarba: Scott Kotarba, Scott Kotarba (08/17/2026)